

September 15, 2014

Via U.S. Mail
Chung Yan Winnie Lam
President
Winha International Group Limited
Yihe Center, 5 Xinzhong Avenue, Suite 918
Shiqi District, Zhongshaw, P.R. China 528400

      Re: Winha International Group Limited
               Form 8-K
               Filed September 11, 2014
               File No. 333-191063

Dear Mr. Lam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Change in Registrant's Certifying Accountant

1. We note that the report of Marcum Bernstein & Pinchuk LLP on your financial statements as of June 30, 2013 and for the period from April 15, 2013 through June 30, 2013 was included in Form S-1 filed September 9, 2013. We also note that the report of Marcum Bernstein & Pinchuk LLP on your financial statements as of March 31, 2014 and for the period from April 15, 2013 through March 31, 2014 was included in Form 10-K filed July 15, 2014. In this regard, please revise your disclosure in the second paragraph to clarify that the reports of Marcum Bernstein & Pinchuk LLP on your financial statements as of June 30, 2013 and March 31, 2014 and for the periods from inception, April 15, 2013 through June 30, 2013 and March 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory

paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2. Please revise your disclosure in the fifth paragraph to state whether the engagement of Wei, Wei & Co., LLP was approved by the Board of Directors. Please refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

Exhibits

3. We note that you intend to file the exhibit by amendment. Please note that you should file an updated letter from Marcum Bernstein & Pinchuk LLP in the amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Marcum Bernstein & Pinchuk LLP at the time you file your amendment then please disclose that fact in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief